Exhibit 4.10

UNOFFICIAL TRANSLATION FROM THE HEBREW ORIGINAL

FIRST AMENDMENT TO THE COMPANY’S 2010 OPTION PLAN

EFFECTIVE FROM OCTOBER 13, 2020

Section 13.1 of the Company’s 2010 Option Plan (the “Plan”) shall be replaced as follows:

“13.1 The Plan shall terminate 20 years after its approval by the directors.”

The other sections of the Plan remain unchanged.